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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                    American Industrial Properties REIT
                             (Name of Issuer)

                             Common Shares of
                           Beneficial Interest,
                         par value $.10 per share
                      (Title of Class of Securities)

                               ------------

                                026791-10-3
                              (CUSIP Number)

                            Stuart J.M. Breslow


                Morgan Stanley, Dean Witter, Discover & Co.
                               1585 Broadway
                         New York, New York 10036
                              (212) 761-4000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               July 8, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                       Page 2 of   Pages
-----------------------                                                       -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Morgan Stanley, Dean Witter, Discover & Co.
                         IRS #39-314-5972

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                     7         SOLE VOTING POWER

                                                                627,943

                                                     8         SHARED VOTING POWER
              NUMBER OF SHARES
         BENEFICIALLY OWNED BY EACH                             6,539,476
           REPORTING PERSON WITH
                                                     9         SOLE DISPOSITIVE POWER

                                                                627,943

                                                    10         SHARED DISPOSITIVE POWER

                                                                6,539,476

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,167,419

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   30.8%

      14          TYPE OF REPORTING PERSON*

                   IA, CO, HC
                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                       Page 3 of   Pages
-----------------------                                                       -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Morgan Stanley Asset Management Inc.
                         IRS # 13-304-0307

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   OO

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                     7         SOLE VOTING POWER
              NUMBER OF SHARES
         BENEFICIALLY OWNED BY EACH                  8         SHARED VOTING POWER
           REPORTING PERSON WITH
                                                                6,539,476

                                                     9         SOLE DISPOSITIVE POWER

                                                    10         SHARED DISPOSITIVE POWER

                                                                6,539,476

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,539,476


      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   28.0%

      14          TYPE OF REPORTING PERSON*

                   IA, CO
                                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

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
                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                      Page 4 of   Pages
-----------------------                                                      -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         The Morgan Stanley Real Estate Special Situations Fund I, L.P.
                         IRS # Pending

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                         (a)  [ ]
                                                                                                         (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                      7         SOLE VOTING POWER

                                                      8         SHARED VOTING POWER
              NUMBER OF SHARES
         BENEFICIALLY OWNED BY EACH                              1,883,830
            REPORTING PERSON WITH
                                                      9         SOLE DISPOSITIVE POWER

                                                     10         SHARED DISPOSITIVE POWER

                                                                 1,883,830

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,883,830

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.1%

      14          TYPE OF REPORTING PERSON*

                   PN
                                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


                                                         SCHEDULE 13D

CUSIP No.   026791-10-3                                                     Page 5 of   Pages
-----------------------                                                     -----------------

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         The Morgan Stanley Real Estate Special Situations Fund II, L.P.
                         IRS # Pending

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                         (a)  [ ]
                                                                                                         (b)  [x]

      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                   WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                                                   7         SOLE VOTING POWER

                                                   8         SHARED VOTING POWER
             NUMBER OF SHARES
        BENEFICIALLY OWNED BY EACH                            2,326,660
          REPORTING PERSON WITH
                                                   9         SOLE DISPOSITIVE POWER

                                                  10         SHARED DISPOSITIVE POWER

                                                              2,326,660

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,326,660

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.9%

      14          TYPE OF REPORTING PERSON*

                   PN
                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common shares of beneficial interest, $.10 par value per share (the "Common Shares"), of American Industrial Properties REIT, a Texas real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 6210 North Beltline Road, Suite 170, Irving Texas 75063-2656.

               Item 2.  Identity and Background.

               This statement is being filed by (i) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("MSDWD") and an investment adviser registered with the Securities and Exchange Commission with offices at 1585 Broadway, New York, New York 10036, (ii) Morgan Stanley Asset Management Inc., a Delaware corporation ("MSAM") and an investment adviser registered with the Securities and Exchange Commission with offices at 1221 Avenue of the Americas, New York, New York 10020, (iii) The Morgan Stanley Real Estate Special Situations Fund I, L.P. ("MSRESSF I"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of MSDWD, and (iv) The Morgan Stanley Real Estate Special Situations Fund II, L.P. ("MSRESSF II"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of MSDWD.

               During the last five years, none of MSDWD, MSAM, MSRESSF I and MSRESSF II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               The funds used to acquire the Common Shares were obtained from the working capital of MSDWD, MSRESSF I and MSRESSF II, respectively. The amounts of the consideration for the acquisitions are set forth in Item 5.
MSAM has not contributed its own assets in connection with the purchases described herein. MSAM is an investment adviser to MSRESSF I, MSRESSF II and the other clients referred to in Item 5 below (collectively with MS Real
Estate Special Situations Inc. ("MSRESSI"), the wholly-owned subsidiary through which MSDWD holds Common Shares, the "Investors").

               Item 4.  Purpose of Transaction.

               MSAM acquired the Common Shares described at Item 5(c) below on behalf of the Investors for investment purposes, and in order to protect the investment in the Issuer, has obtained the right to nominate for election two Trust Managers to the Issuer's Board of Trust Managers until the value of the Issuer's Common Shares and Common Share equivalents equals $150,000,000 based on 10 days average trading prices (the "Minimum Capitalization"), at which time, MSAM will have the right to nominate one Trust Manager. When the capitalization of the Issuer reaches $250,000,000, MSAM will no longer have rights to nominate Trust Managers. In addition, as described in Item 6, MSAM, on behalf of the Investors, has the right until the Final Closing (as defined below) to approve various matters relating to the conduct of the Issuer's business including, among other things, the issuance of capital stock, incurrence or prepayment of debt, sales of assets, mergers, admissions of partners to partnerships of which the Issuer is the general partner and maintenance of REIT status. MSAM, on behalf of the Investors, intends to continue to consider various alternative courses of action and will in the future take such actions with respect to the equity ownership in the Issuer as MSAM deems appropriate in light of the circumstances exiting from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as it may deem appropriate. Such actions also may involve the purchase of additional Common Shares pursuant to certain preemptive rights described in Item 5(c) below or otherwise or, alternatively, may involve the sale of all or a portion of the Common Shares beneficially owned by the Investors in the open market or in privately negotiated transactions to one or more purchasers.

               Item 5.  Interest in Securities of the Issuer.

               (a) -(b) Incorporated by reference to items (7) - (11) and (13) of the cover pages. Information regarding the percentage of Common Shares is based on 23,289,868 Common Shares outstanding as of July 17, 1997, which number was provided by the Issuer.

               (c) Pursuant to the Common Shares Purchase Agreement, dated June 20, 1997 (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1, the clients named on Exhibit A to the Purchase Agreement (including for this purpose, MSRESSI) acquired on July 8, 1997 and July 17, 1997 at a purchase price of $2.45 per share the number of Common Shares for the aggregate purchase prices set forth below:

    Buyer             Number of Common Shares         Aggregate Purchase Price
    ----            --------------------------        ------------------------
 MSRESSI            7/8/97             658,269              $1,612,759.05
                    7/17/97             11,779                 $28,858.55
 MSRESSF I          7/8/97           1,501,163              $3,677,849.35
                    7/17/97            363,829                $891,381.05
 MSRESSF II         7/8/97           1,501,163              $3,677,849.35
                    7/17/97            802,231              $1,965,465.95
 Other Clients       7/8/97          1,517,845              $3,718,720.25
                    7/17/97            811,140              $1,987,293.00



               The transactions described above took place in New York, New
York.

               Pursuant to separate investment management agreements between MSAM and each of the clients named on Exhibit A to the Purchase Agreement, MSAM has been granted voting and dispositive power with respect to the Common Shares held by each client.

               MSDWD, through MSRESSI its wholly-owned subsidiary, exercises sole voting and dispositive power with respect to all such shares of Common Shares that it acquired. MSDWD, through MSAM its wholly-owned subsidiary, exercises voting and dispositive power with respect to the Common Shares acquired by MSRESSF I, MSRESSF II and the other clients.

               Except as disclosed herein, none of MSDWD, MSRESSI, MSAM, MSRESSF I nor MSRESSF II has effected any transactions in Common Shares during the preceding 60 days.

               Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

               Pursuant to the Purchase Agreement attached hereto as Exhibit 1 MSAM, on behalf of the Investors, has been granted the right to designate two individuals to be nominated as Trust Managers of the Issuer, and the Issuer will recommend such individual for election to the Board of Trust Managers, until the value of the Issuer's Common Shares and Common Share equivalents equals the Minimum Capitalization, at which time, MSAM will have the right to nominate one Trust Manager. When the capitalization of the Issuer reaches $250,000,000, MSAM will no longer have a right to nominate Trust Managers.

               MSAM has designated two employees who have been elected as Trust Members of the Board of Trust Managers of the Issuer. At least one Trust Manager designated by MSAM will serve on committees of the Board.

               If the Investors do not have a representative on the Board of Trust Managers of the Issuer, the Issuer must permit a representative of MSAM to attend, but not vote, as an observer at each meeting of the Board of Trust Managers or any committee meeting of the Board of Trust Managers of the Issuer. The right to designate a person for election to the board or to be an observer is not transferable.

               Pursuant to the Purchase Agreement, the Investors have agreed to purchase up to an additional 995,846 Common Shares at subsequent closings at a price of $2.45 per Common Share (subject to certain antidilution adjustments) at one or more subsequent closings (the last closing being called the "Final Closing"). The subsequent purchases, if any, are subject to various conditions.

               The Investors have also been granted certain preemptive rights to acquire that portion of Common Shares that are otherwise offered by the Issuer (with certain exceptions) that will permit the Investors to maintain their respective percentage ownership of Common Shares. The preemptive rights terminate when the Issuer achieves Minimum Capitalization.

               Pursuant to a Registration Rights Agreement, dated June 20, 1997, MSRESSI, MSAM, on behalf of the clients and the Issuer, upon the request of an Investor holding 25% of Common Shares held by the Investors for a shelf registration statement, the Issuer is required to offer to include the Common Shares held by such Investor and other Investors in such shelf registration statement, and, subject to certain conditions, to effect registration of the Common Shares of the Issuer held by Investors so requesting within 60 days of the request. The Investors during a five year period may also make up to three demands that the Issuer file a non-shelf registration statement and, subject to certain conditions, the shares of Common Shares held by the Investors may be included in the registration of the Issuer's Common Shares when the Issuer proposes to register its Common Shares or the shares of other holders of Common Shares.

               Except for the investment management agreements entered into by each of MSRESSF I, MSRESSF II and the other clients, each of which grants voting and dispositive power over the Common Shares to MSAM, there exist no contracts arrangements, understandings or relations (legal or otherwise) between the Investors and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Common Share Purchase Agreement dated as of June 20, 1997 between the Issuer and MSAM.

               Exhibit 2: Registration Rights Agreement dated as of June 20, 1997 between the Issuer and MSAM.

               Exhibit 3: Joint Filing Agreement dated July 18, 1997 among MSDWD, MSAM, MSRESSI and MSRESSII.

               Exhibit 4: Secretary's Certificate authorizing Stuart J.M. Breslow to sign on behalf of MSDWD.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 1997


                                    By: /s/ Stuart J.M. Breslow
                                        -------------------------------------
                                        Name:  Stuart J.M. Breslow
                                        Title: Authorized Signer


                               EXHIBIT INDEX

 Exhibit No.                            Description
 -----------      -------------------------------------------------------

      1 Common Share Purchase Agreement, dated as of June 20, 1997, between the Issuers and Morgan Stanley Asset Management Inc.

      2 Registration Rights Agreement, dated as of June 20, 1997, between the Issuer, MS Real Estate Special Situations Inc. and Morgan Stanley Asset Management Inc.

      3 Joint Filing Agreement, dated July 18, 1997 among Morgan Stanley, Dean Witter, Discover & Co., Morgan Stanley Asset Management Inc., The Morgan Stanley
                  Real Estate Special Situations Fund I, L.P. and The Morgan Stanley Real Estate Special Situations Fund II, L.P.

      4 Secretary's Certificate authorizing Stuart J.M. Breslow to sign on behalf of Morgan Stanley, Dean Witter, Discover
                  & Co.